NYSE: SQNS Investor Presentation July 2025

Safe Harbor This presentation contains certain statements that are, or may be deemed to be, forward-looking statements with respect to a proposed Bitcoin treasury strategy and related equity and debt financings, including statements regarding the proposed partnership between Sequans and Swan Bitcoin, the equity private placement (the “PIPE Financing”) and secured convertible debenture offering (the “Debt Financing” and together with the “PIPE Financing,” the “Transactions”), the expected closing of the proposed Transactions and the timing thereof, the potential returns on any investment, the ability to use a Form F-3 shelf registration for future offerings, and the potential cash flows and anticipated use of proceeds from the Transactions therefrom. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” "committed to", “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,”, “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this presentation could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this presentation. Forward-looking statements are not guarantees of future performance. Nothing in this presentation should be considered a forecast of future results. Such forward- looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, the potential value of Bitcoin to be purchased with the proceeds of the Transactions, investor interests in the Transactions, the ability to obtain shareholder approval for the Transactions, the risk the Transactions could distract management from ongoing business operations or cause Sequans to incur substantial costs, the risk that any Bitcoin investment could be stolen or misappropriated, and the risk of changes in governmental regulations or enforcement practices. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in regulatory oversight of Bitcoin, the future value of any investment in Bitcoin, the global, political, economic, business and competitive environments, and market and regulatory forces. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2024, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this presentation. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law. Sequans Communications ©2025 | 2

Safe Harbor (cont’d) INDUSTRY AND MARKET DATA Although all information and opinions expressed in this presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, Sequans has not independently verified the information and makes no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of Sequans or Swan Bitcoin, which are derived from their review of internal sources as well as independent sources described above. This presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or constitute all the information necessary to adequately make an informed decision regarding your engagement with Sequans. Sequans Communications ©2025 | 3

Leading Semiconductors for 4G and 5G Cellular IoT Global Presence Headquartered in France >200 Team 80% Engineering Founded in 2003, Listed on NYSE Ticker: SQNS $36.8 M Revenue in 2024 $8.1 M Revenue in Q1 2025 $45.9 M Cash(1) and nearly no Debt(2) 1. Cash on March 31, 2025 2. Other than non-due, government funding Sequans Company Overview Legacy Operations New Capital $195M PIPE Equity $189M Convertible Notes Utilize proceeds from capital raise and cash on balance sheet to acquire Bitcoin Partnership with Leading BTC Treasury Management Platform Monetize IP and Use Excess Cash to Acquire Bitcoin and Maximize Shareholder Value 1 2 3 New Sequans with BTC Treasury Strategy Top-tier IoT Industry Customer Base Founder Led Company CEO: Georges Karam Sequans Communications ©2025 | 4

# Sequans IP Monetization Strategy

Sequans sold its 4G technology portfolio to Qualcomm for $200 million in 2024

SEQUANS Qualcomm

### Transaction Summary

- In August 2024, Sequans completed a $200 million, all-cash sale of its 4G IP including LTE-M/NB-IoT and LTE Cat 1bis products technology to Qualcomm
- Sequans retained a perpetual 4G license including the right to sell, support, maintain and enhance these existing products without royalties
- **Sequans retained ownership of all 5G technology, trademarks, domain names and patents**

**$200M**
*Total Cash Consideration*

- **$175M** *At Close*
- **$15M** *Pre-Transaction License*
- **$10M** *Warranty Holdback*

### Strategic Rationale

- **Monetize Mature Technology**
  - NB-IoT, LTE-M & LTE Cat 1bis proven in 50+ commercial networks, low incremental capex/R&D
- **Capital Recycling**
  - Monetized legacy 4G IP, reallocating proceeds toward higher growth 5G opportunities
- **Balance-Sheet Flexibility**
  - Enhanced liquidity for strategic initiatives

## Future Monetization Opportunity

- *Potential to monetize additional IP from technology portfolio*
- *Broad potential buyer universe for IP, including strategic chipmakers, tier 1 telecom & IoT platforms, and private equity/specialty funds*

*Proceeds from any future IP transactions could be reinvested into the* ***Bitcoin Treasury***

Sources: Company press releases, Company website, SEC filings

SEQUANS Sequans Communications ©2025 | 5

Bitcoin Treasury | Strategic Advisory Team Cory Klippsten Founder & CEO – Swan Bitcoin › 65x Startup Angel & Advisor › Former Google, McKinsey, Microsoft, Morgan Stanley › MBA – University of Chicago Yan Pritzker Co-Founder & CTO – Swan Bitcoin › 3 acquired startups (incl. Reverb.com to Etsy) › Author of Inventing Bitcoin › Computer Science – University of Illinois Urbana-Champaign › 15 Years in Commercial Distressed Credit & Big 4 Consulting › Leading Bitcoin Treasuries Analyst › Founding Member of MSTR True North Ben Werkman CIO – Swan Bitcoin Sequans Communications ©2025 | 6

# Treasury Operations

## Deep Experience in Treasury Services

- Over $5B in Bitcoin transactions executed since 2024
- $1.7B+ in AUC
- Custody solutions provide ability to execute immediately
- Existing partnerships in custody and trading enable immediate execution
- Published a *primer on Bitcoin treasury companies*

## Expanding Product Offerings Focused around Bitcoin

- Swan offers its customers Treasury Management solutions, the Swan IRA, and asset management
- Swan Vault provides distributed 2 of 3 multisignature security
- HNW-oriented services such as asset-backed loans, inheritance and estate planning, and tax-loss harvesting

## Unique Media and Market Leadership

- #1 most-watched Bitcoin channel on YouTube (TTM as of Feb. 2025)
- Executives featured constantly across WSJ, CNBC, NYT, Barron's, and industry outlets
- Over 1.3B annual impressions across social channels

Swan

Swan is uniquely positioned to execute this strategy – its entire business is built around Bitcoin, ensuring strategic alignment across treasury, operations, brand, and investors

SEQUANS

Sequans Communications ©2025 | 7

# Security Is a Key Requirement for Bitcoin Treasury Management

**Distributed Custodian Strategy**

The foundation of our Bitcoin custody strategy centers on distributing holdings across three premier institutional custodians, each offering distinct regulatory advantages and risk mitigation features. This multi-custodian approach eliminates single points of failure while leveraging the specialized expertise and regulatory compliance of industry-leading providers. The custodians below are indicative; full assessment will be completed.

### BitGo Trust Company

- South Dakota Division of Banking Regulation
- Over $100 billion in assets under custody
- $250+ million Lloyd's Insurance Policy
- 10+ year operating history
- Custodian for several ETFs

### Coinbase Trust Company

- New York Department of Financial Services (NYDFS)
- $330 billion in assets under custody
- $320 million crime insurance policy
- Serves major institutions including Franklin Templeton Bitcoin ETF and Strategy (MSTR)

### Fidelity Digital Assets

- New York Department of Financial Services (NYDFS)
- Subsidiary of trillion-dollar Fidelity Investments
- $10+ billion digital assets under custody
- Serves major institutions, including Strategy (MSTR)

*All custodians maintain SOC1 / SOC2 audited controls. Evaluation of additional jurisdictions and capabilities of custodians will be performed on an ongoing basis, as well as rebalancing across custodians, as necessary.*

SEQUANS

Sequans Communications ©2025 | 8

# Layered Approach to Asset Security

Beyond the primary custody relationships, our strategy incorporates multiple layers of operational security and redundancy measures designed to provide comprehensive protection and recovery capabilities

| | Multiple Redundant Backup Systems | Independent Proof of Reserve | Insurance |
|---|---|---|---|
| **Phase 1** | Recovery infrastructure through specialized institutional backup providers, such as CoinCover | Regular review of SOC1 and SOC2 audits, custodial statement reconciliation. On-chain monitoring where possible | Native insurance from custodial partners is offered on a pass-through basis |
| **Phase 2** | Additional redundant backup infrastructure, ensuring multiple independent recovery pathways, eliminating single points of failure | Continuous proof of reserve attestations, with real-time verification of custodial holdings through cryptographic proof systems where possible | Additional insurance protection through Lloyd's of London and other specialized providers |
| **Phase 3** | Multi-signature multi-custodial, geo-distributed quorum of qualified custodians reduces key management risk | Real-time on-chain attestation of all funds | Cost reduction in insurance anticipated due to the security of this setup |

SEQUANS

Sequans Communications ©2025 | 9

Bitcoin Treasury Strategy | Overview Widespread Adoption of Bitcoin Treasuries › As of July 2025, 252 entities—including companies, ETFs, and governments—hold 3.48 million BTC, or over 15% of all Bitcoin, worth over $350 billion › Institutional interest in publicly traded firms with on-balance-sheet digital assets has driven a wave of tailored capital raises › The U.S. Strategic Bitcoin Reserve, established by Executive Order in March 2025, has validated Bitcoin’s role in sovereign- level fiscal planning Scale of Capital Raises › From January through June this year, issuers secured over $20 billion to fund Bitcoin Treasury Strategies (1) › The three recent financings tied directly to Bitcoin accumulation have delivered an average share-price gain of approximately 319% since announcement (4) › Bitcoin treasury companies have significantly outperformed both Bitcoin and the NASDAQ, with some delivering multi-hundred percent share-price gains following announcement Funding Instruments › PIPE transactions account for a significant portion of the capital raised for Bitcoin Treasury Companies year-to-date › Convertible notes represent the remaining capital, with increased relevance in recent strategies › At-the-market (ATM) equity programs have registered more than $25 billion of available capacity across seven active programs Evolution of Success Metrics › Early adopters, notably Strategy, focused on “BTC Yield,” which measured the rate of change in Bitcoin per Share over a defined period of time › As the market has evolved, these metrics for Bitcoin Treasury Companies has evolved to include KPIs, valuation metrics, and credit metrics, providing a more robust framework to differentiate between companies › An emerging valuation benchmark, multiple-to-NAV (mNAV), compares a company’s total market cap against the net asset value of its Bitcoin reserves (1) S&P Capital IQ (as of June 30, 2025) (2) CoinPedia (as of June 24, 2025) (3) CoinGecko (as of June 30, 2025) (4) S&P Capital IQ (as of June 30, 2025) Total value of Bitcoin held by public companies (3) ~$80B 1M+ Bitcoin held in Corporate Treasuries (2) $20B+ Capital Raised for Bitcoin Treasury Strategies since 2024 (1) Sequans Communications ©2025 | 10

Bitcoin Treasury Strategy | Key Performance Indicators › Total BTC held by a company divided by total fully diluted shares outstanding › Sequans aims to grow BTC per share through a balanced strategic capital plan BTC Per Share › The measure of a company’s BTC value created as compared to total capital invested in BTC › Takes into account all forms of capital including debt and convertible notes BTC Torque › The measure of a company’s market capitalization in comparison to the current net asset value of its BTC holdings › Higher mNav is often driven by the market's sentiment around Bitcoin and a company’s perceived ability to increase BTC Per Share mNav › Number of BTC acquired without share dilution › Can also be measured in $USD current market value of BTC acquired without diluting shares BTC Gain › BTC NAV divided by the notional value of the liability and all shorter-term and senior liabilities › This metric identifies how “over- collateralized” a Bitcoin Treasury Company is relative to its debt and other fixed income obligations BTC Rating › The measure of the rate of change in BTC per share from period to period, expressed in % change BTC Yield Sequans Communications ©2025 | 11

78.2% 13.6% 14.9% 40.5% 2.2% 11.6% 46.5% 28.0% 43.2% 18.6% 56.6% 10.9% 4.3% 8.2% 5.5% 13.3% 4.7% Bitcoin S&P 500 Nasdaq Gold Bonds GOOG MSFT META NVDA JPM BAC GS LLY JNJ ABBV SPG AMT EQIX (0.9%) 191.6% 11.7% MTPLF MSTR SMLR Bitcoin Treasury Strategy | Outperforms All Asset Classes (1) Data from June 30, 2024, through June 30, 2025 Source: S&P Capital IQ (data as of June 30, 2025) Key Assets and Indices Big Tech Financials Healthcare Real Estate 1,081.5% Metaplanet: 17.4x Return of Underlying Bitcoin Since Announcing BTC Treasury Strategy Sequans Communications ©2025 | 12 Comparative 12-Month Asset & Sector Price Returns (1)

Entering Environment of Widespread Bitcoin Adoption Corporate Adoption 11 largest corporate Bitcoin holders control over 780,000 BTC, valued at nearly $85 billion Nation-State Adoption Institutional Adoption Since the start of 2024, Bitcoin ETFs have added more than $100 billion in AUM Bitcoin as a Strategic Sovereign Asset Confirmed Government Accumulation Underway Accelerating Global Adoption Forecast • Sovereigns increasingly seek neutral, seizure-resistant reserves as alternatives to U.S. Treasuries and gold • Energy monetization via mining enables resource-rich countries to convert surplus power into Bitcoin-backed sovereign wealth • The U.S., El Salvador, Bhutan, and Venezuela have confirmed active Bitcoin accumulation via purchases, mining, or seizures • Combined, governments now hold over 2% of total BTC supply, signaling a shift from observation to participation • Analysts at Fidelity, Bitwise, and Swan project 10+ nation-states will hold BTC on balance sheets by 2026 • Rising geopolitical tensions and inflation are accelerating interest in Bitcoin as a strategic, non-sovereign monetary asset Sources: S&P Capital IQ (as of June 30, 2025), Bitcointreasuries.net Sequans Communications ©2025 | 13 $0 $25 $50 $75 $100 $125 $150 (U S D in B ill io n s ) Grayscale Bitcoin Trust (BTC) iShares Bitcoin Trust ETF Fidelity Wise Origin Bitcoin Fund ARK 21Shares Bitcoin ETF Grayscale Bitcoin Mini Trust Other ETF Totals

Bitcoin’s Value as an Asset… BitcoinGoldFiatAttribute HighModerateLowScarcity HighLowModeratePortability HighLowHighDivisibility HighModerateModerateVerifiability HighHighLowDurability HighHighModerateFungibility HighModerateLow Censorship Resistance HighModerateLowUnseizable ModerateHighModerateHistory Currency Comparison Table …and a Currency Asset Return Correlation › Average correlations below 0.2 across asset classes deliver meaningful portfolio diversification › Bitcoin’s design ensures durable value preservation, resistance to censorship and seizure, and universal accessibility as a trustless medium of exchange › Its blend of non-correlated returns and trustless, unseizable currency qualities makes Bitcoin an unmatched, dual-purpose financial instrument Source: FTSE Russell Post-Covid 2020-2024 Pre-Covid 2013-2020 Bitcoin 2013-2024 Asset class 0.58 0.09 0.18 Russell 1000 0.56 0.06 0.16 Russell 2000 0.52 0.08 0.16 US Technology 0.53 0.11 0.18 US Financials 0.09 0.00 0.03 US 7-10 yr Treasuries 0.35 0.01 0.08 US 7-0 yr Inflation- Linked 0.34 0.04 0.11 US IG Credit 0.49 0.06 0.15 US HY Credit 0.15 (0.08)(0.05)Gold (0.22)0.00 (0.01)US Dollar Sequans Communications ©2025 | 14

3.38x 1.76x 1.21x 1.76x 1.17x 1.01x 0.93x 0.72x 0.95x 0.73x 0.85x 1.04x 1.08x 1.24x 1.89x 1.72x 2.14x 1.70x 1.72x 1.67x 0 100,000 200,000 300,000 400,000 500,000 600,000 700,000 0.00x 0.50x 1.00x 1.50x 2.00x 2.50x 3.00x 3.50x 4.00x Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2020 2021 2022 2023 2024 2025 B itc o in s H e ld MSTR: Strategic Capital Deployment for Bitcoin Accumulation $9,480.02$6,213.8--$1,050.0$650.0 Convertible Notes / Preferred $4,319.50 $23,000.0$2,125.0$500.0$1,000.0-Equity ATM ---$205.0$500- Secured Notes / Loans $13,799.5$29,213.8$2,125.0$705.0$2,550.0$650.0 Total Capital Raised MSTR’s Bitcoin Strategy Has Outpaced All Asset Classes (1) 3,149.6% 800.9% 84.7% 61.9% Bitcoin: S&P 500: Gold: (1) Since adoption of MSTR’s BTC treasury strategy on August 10, 2020 (2) Includes convertible preferred ATM and non-convertible preferred Sources: S&P Capital IQ (as of June 30, 2025), Bitcointreasuries.net, Company press releases, SEC filings mNAV Bitcoins Held Sequans Communications ©2025 | 15 ($USD in millions)

Summary Risk Factors Sequans Communications ©2025 | 16 This presentation includes certain risk factors that investors should consider in connection with the expected implementation of Sequan Communications S.A.’s (the “Company’s”) Bitcoin treasury strategy. If any of the following risks occur, the business, financial condition, results of operation, and future prospects of the Company could be adversely affected, the trading price of the American Depositary Shares (“ADSs”) could decline, and you could lose all or part of your investment. These risks are supplemental to those set forth in the Company’s filings with the Securities and Exchange Commission (the “SEC”). Risks Related to the Issuer’s Business and Bitcoin Strategy and Holdings • The Company’s financial results and the market price of the ADSs may be affected by the prices of Bitcoin. • Investing in Bitcoin will expose the Company to certain risks associated with Bitcoin, such as price volatility, limited liquidity and trading volumes, relative anonymity, potential susceptibility to market abuse and manipulation, theft, compliance and internal control failures at exchanges and other risks inherent in its electronic, virtual form and decentralized network. • The Company will have broad discretion in how it executes its Bitcoin strategy, including the timing of purchases and sale of Bitcoin and Bitcoin-related products. The Company may not execute its strategy effectively, which could affect its results of operations and cause its stock price to decline. We are continually examining the risks and rewards of our strategy to acquire and hold Bitcoin. This strategy has not been tested over an extended period of time or under different market conditions. • A significant decrease in the market value of the Company’s Bitcoin holdings could adversely affect its ability to satisfy its financial obligations under its recent convertible debt financing and any subsequent debt financings. • Unrealized fair value gains on its Bitcoin holdings could cause the Company to become subject to the corporate alternative minimum tax under the Inflation Reduction Act of 2022. • Bitcoin is a highly volatile asset, and fluctuations in the price of Bitcoin are likely to influence the Company’s financial results and the market price of the ADSs. • Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

Summary Risk Factors (cont’d) Sequans Communications ©2025 | 17 • The availability of spot exchange-traded products (“ETPs”) for Bitcoin and other digital assets may adversely affect the market price of its listed securities. Although we are an operating company, and we believe we offer a different value proposition than a Bitcoin investment vehicle such as a spot Bitcoin ETP, investors may nevertheless view our ADSs as an alternative to an investment in an ETP, and choose to purchase shares of a spot Bitcoin ETP instead of our ADSs. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to Bitcoin that is generally not subject to federal income tax at the entity level as we are, or the other risk factors applicable to an operating business, such as ours. • The Company’s Bitcoin strategy may subject it to enhanced regulatory oversight. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of Bitcoin or the ability of individuals or institutions such as us to own or transfer Bitcoin. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of Bitcoin or the ability of individuals or institutions such as us to own or transfer Bitcoin. • Bitcoin trading venues are relatively new and, in many cases, unregulated. Furthermore, there are many Bitcoin trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in Bitcoin trading venues, including prominent exchanges that handle a significant volume of Bitcoin trading and/or are subject to regulatory oversight, in the event one or more Bitcoin trading venues cease or pause for a prolonged period the trading of Bitcoin or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems. • The concentration of Bitcoin holdings may enhance the risks inherent in the Company’s Bitcoin strategy. • The Company’s Bitcoin holdings will be less liquid than existing cash and cash equivalents and may not be able to serve as a source of liquidity for it to the same extent as cash and cash equivalents. • If the Company or any third-party service providers it utilizes to execute its Bitcoin strategy experience a security breach, technological failure, or cyber-attack and unauthorized parties obtain access to its Bitcoin assets, the Company may lose some or all of its Bitcoin assets and its financial condition and results of operations could be materially adversely affected.

Summary Risk Factors (cont’d) Sequans Communications ©2025 | 18 • The Company will face risks relating to the custody of its Bitcoin at third party custodians, including the loss or destruction of private keys required to access its Bitcoin and cyberattacks or other data loss relating to its Bitcoin. Furthermore, if our custodially-held Bitcoin were considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such Bitcoin, or delaying or hindering our access to our bitcoin holdings, and this may ultimately result in the loss of the value related to some or all of such Bitcoin, which could have a material adverse effect on our financial condition as well as the market price of our listed securities • While senior SEC officials have stated their view that Bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC could lead to our classification as an “investment company” under the Investment Company Act of 1940, which would subject us to significant additional regulatory controls that could have a material adverse effect on our ability to execute on our Bitcoin strategy, and our business and operations and may also require us to substantially change the manner in which we conduct our business. • The Company’s Bitcoin strategy exposes it to risk of non-performance by counterparties. A series of high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry in recent years have highlighted the counterparty risks applicable to owning and transacting in digital assets. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of Bitcoin, limit the availability to us of financing collateralized by bitcoin, or create or expose additional counterparty risks.